ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Annual General Meeting 2008

The Annual General Meeting of Orkla ASA was held on Thursday, 24 April 2008 in Oslo.

All proposals on the agenda were adopted, cf. the notice of the Annual General Meeting that was sent to the Oslo Stock Exchange on 27 March 2008.

The General Meeting approved the Board's proposal to distribute a dividend for 2007 of NOK 2.25 per share. The dividend will be paid on 7 May 2008 to shareholders of record as of the date of the Annual General Meeting. The Orkla share will be listed ex-dividend on the Oslo Stock Exchange from 25 April 2008.

The General Meeting thereafter adopted the following resolution to reduce the company's share capital:

"The General Meeting of Orkla ASA resolves to reduce share capital by NOK 9,375,000 from NOK 1,295,538,712.50 to NOK 1,286,163,712.50 by redeeming (cancelling) 7,500,000 shares owned by Orkla ASA. The number of shares in the company will be reduced from 1,036,430,970 to 1,028,930,970. The amount by which the share capital is reduced will be used to cancel the company's own shares."

The General Meeting adopted a resolution to renew the authorisation of the Board of Directors to acquire the company's own shares:
"The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares, provided that the company's shareholding of own shares does not exceed 10 % of shares outstanding at any time. The amount that may be paid per share shall be no less than NOK 25 and no more than NOK 150. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation shall apply from 25 April 2008 until the date of the Annual General Meeting in 2009."

Furthermore, the General Meeting adopted a resolution to renew the authorisation to increase share capital through new share subscription:

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"The Board of Directors is authorised to increase share capital through new share subscription with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 72,000,000 shares, each with a nominal value of NOK 1.25. This authorisation may be used for one or more share issues. The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Liability Companies Act. The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special

obligations pursuant to section 10-2 of the Public Limited Liability Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA. The authorisation also applies to mergers pursuant to section 13-5 of the Public Limited Liability Companies Act. This authorisation shall apply from 25 April 2008 until the date of the Annual General Meeting in 2009."

The following persons were elected as members and deputy members of the Corporate Assembly for a period of one year:

Members :

Nils-Henrik Pettersson	(re-elected)
Gunn Wærsted	(re-elected)
Lars Windfeldt	(re-elected)
Anne Gudefin	(re-elected)
Olaug Svarva	(re-elected)
Dag Mejdell	(re-elected)
Marianne Blystad	(re-elected)
Nils Selte	(new member)

Deputy members:

Benedikte Bjørn	(re-elected)
Ann Kristin Brautaset	(re-elected)

The following persons were elected as members of the Nomination Committee for a period of two years:

Elisabeth Grieg	(re-elected)
Idar Kreutzer	(re-elected)
Leiv Askvig	(re-elected)
Olaug Svarva	(re-elected)

The chairman of the Nomination Committee was not up for election.

Orkla ASA
Oslo, 25 April 2008

Contacts:

Rune Helland, SVP Investor Relations
Tel.: +47 22544411

Lars Røsæg, Investor Relations,
Tel.: +47 22544426

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Release of first quarter results 2008

Orkla will report first quarter results 2008 on Tuesday 6 May 2008 at 7.00 a.m.

A presentation of the first quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). The presentation and Q&A session will be simultaneously translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through web.

For registration to the presentation at Vika Atrium please send an e-mail to info@orkla.no.

Orkla ASA
Oslo, 22 April 2008

Contact:
Rune Helland, SVP Orkla Investor Relations
Tel: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations
Tel: +47 22 54 44 26

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Scan Arc

Orkla ASA has acquired 600,000 shares in Scan Arc. After this transaction Orkla owns 2,060,000 shares in Scan Arc, which represents 6.35 % of the share capital.

Contact:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Flagging – Proxies for annual general meeting 2008

In connection with this year's ordinary annual general meeting, as at 22 April 2008, Stein Erik Hagen, chair of the Board of Directors in Orkla ASA, has been assigned voting rights based on proxies for 19.721.479 shares in Orkla ASA. The proxies apply exclusively to this year's ordinary annual general meeting in Orkla ASA. This entails that Stein Erik Hagen and closely related parties collectively hold a total of 25 per cent of the votes in Orkla, of which 1.9 per cent as voting rights based on proxies and 23.1 per cent through closely related party companies: Canica AS, Tvist 5 AS, Stein Erik Hagen AS, Fresje AS and Treschow-Fritzøe AS.

Orkla ASA
Oslo, 22 April 2008

Contact:
Rune Helland, SVP Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Investor Relations,
Tel: +47 22 54 44 26

END